UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 10, 2026

Commission File Number: 001-34862

FANG HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

As previously filed, on October 25, 2025, Oasis Investments II Master Fund Ltd.(“Plaintiff”),Fang Holdings Limited (“Fang”),and some Fang's executives and their affiliates(“Defendants”) had reached a Stipulation of Settlement with respect to a derivative case in New York (“Stipulation”).The New York State Supreme Court, Commercial Division entered the Final Order and Judgment on February 9, 2026 (“Final Order”), which approves the Stipulation. The Final Order became final as of March 12, 2026.

Pursuant to the Stipulation,a special cash distribution will be paid from a settlement account funded by the Defendants. The special cash distribution is payable to all holders of Fang’s ordinary shares (including those in the form of Fang American Depositary Shares (“ADSs”)) of record as of the close of business on April 20, 2026 Eastern Time (the “Record Date”), unless otherwise provided in the Stipulation. The special cash distribution is expected to be paid by May 5, 2026.

Pursuant to the Stipulation, Fang confirms the transfer of the CIH Holdings Limited 20,471,063 shares from Defendants to Fang has been completed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FANG HOLDINGS LIMITED

Date: April 10, 2026	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman